Exhibit 12.3

	Alcan Inc.
Computation of Earnings to Combined Fixed Charges and Preferred Stock Dividends
	Canadian GAAP
	Continuing operations
	(in millions of US dollars)

			9 months			YEAR
			2003	2002	2001*	2000*	1999*	1998
	Income from continuing operations		155	376	3	608	448	399
Less:	Equity income of less than 50%
	owned companies		3	3	3	4	(1)	(48)
Plus:	Dividends received from less than
	50% owned companies		2	3	2	1	1	5
Plus:	Minority interest of subsidiaries that
	have fixed charges		12	3	(13)	(1)	14	(4)
	Subtotal		166	379	(11)	604	464	448
	FIXED CHARGES
	Amount representative of interest factor in
	rentals		22	27	24	19	19	28
	Amount representative of interest factor in
	rentals, 50% owned companies		0	0	0	0	0	0
	Interest expense - net		156	202	252	78	76	92
	Interest expense, 50% owned companies		0	0	0	0	0	0
	Capitalized interest		5	1	30	81	41	15
	Capitalized interest, 50% owned companies		0	0	0	0	0	0
	TOTAL FIXED CHARGES	[A]	183	230	306	178	136	135
Less:	Capitalized interest		5	1	30	81	41	15
	Fixed charges added to income/(loss)		178	229	276	97	95	120
Plus:	Amortization of capitalized interest		18	24	25	21	18	15
	Income taxes		369	295	44	255	211	210
	Earnings before fixed charges and income
	taxes	[B]	731	927	334	977	788	793

	TOTAL FIXED CHARGES	[A]	183	230	306	178	136	135
	Preference dividends		5	5	8	10	9	10
	1 minus tax rate of 40%		0.6	0.6	0.6	0.6	0.6	0.6
	Preference dividends pre tax		8	8	13	17	15	17
	Total	[C]	191	238	319	195	151	152

	Ratio of earnings to combined fixed charges
	and preferred stock dividends	{[B]/[C]}	3.83	3.89	1.05	5.01	5.22	5.23

*	Revised due to accounting change as described in note 3, Accounting Changes, under Deferred Foreign Exchange Translation gains and losses in the Form 10-K/A.